

December 23, 2014

Via E-mail
Mr. Christopher Foulds
Chief Financial Officer
ETFS Asian Gold Trust
c/o ETF Securities USA LLC
48 Wall Street, 11th Floor
New York, NY 10005

      Re: **ETFS Asian Gold Trust**
                Form 10-K for year ended December 31, 2013
                Filed on February 28, 2014
                File No. 001-35029

Dear Mr. Foulds:

      We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

General

1.   We note your disclosure on pages 10 and 31 that the trustee may terminate the trust upon the agreement of shareholders owning at least 75% of the outstanding shares. We also note your disclosure on page 31 that JPMorgan Chase and Co owns 77% of the class of shares outstanding. In future Exchange Act reports, please include a risk factor in the Risk Factor section that discusses the significant amount of shares held by JPMorgan and its ability to control certain matters affecting the trust such as whether the trustee may terminate the trust. Also discuss any other conflicts of interests in this regard since affiliates of JPMorgan are the custodian of the gold held by the trust and an authorized participant to the trust.

Item 9A. Controls and Procedures, page 30

2.   Please tell us how you complied with Item 308 of Regulation S-K, or tell us how you determined it was not necessary to include a report of management's assessment regarding internal control over financing reporting. To the extent that you determine it is appropriate to amend your filing to include such a report, please reconsider your conclusion regarding the effectiveness of your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Attorney Advisor, at 202-551-3799 or Tom Kluck, Legal Branch Chief, at 202-551-3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief